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To Our Shareholders:

     On December 15, 1997, a subsidiary of Kollmorgen Corporation began an unsolicited tender offer for a majority of the outstanding shares of common stock of Pacific Scientific at a price of $20.50 per share in cash, and Kollmorgen proposed to enter into an agreement for the merger of Pacific Scientific with Kollmorgen and in which the remaining Pacific Scientific common stock would be converted into the right to receive shares of common stock of Kollmorgen. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE KOLLMORGEN TENDER OFFER AND MERGER ARE INADEQUATE AND NOT IN THE BEST INTERESTS OF PACIFIC SCIENTIFIC OR ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE KOLLMORGEN OFFER AND NOT TENDER YOUR SHARES TO KOLLMORGEN.

     In reaching the determination that the Kollmorgen offer and merger are inadequate and not in the best interests of Pacific Scientific or its shareholders, your Board gave careful consideration to Pacific Scientific's financial performance and future prospects; the opinion of Pacific Scientific's financial advisor, BancAmerica Robertson Stephens, that the consideration offered to Pacific Scientific's shareholders (other than Kollmorgen pursuant to the Kollmorgen offer and merger are inadequate to such shareholders from a financial point of view; the significant conditions to consummation of the Kollmorgen offer; and the other factors described in the attached Schedule 14D-9. We urge you to carefully read the attached document in its entirety, including the opinion of BancAmerica Robertson Stephens included as an annex (which sets forth the assumptions made and matters considered and limitations set forth by BancAmerica Robertson Stephens), so that you will be fully informed as to the Board's recommendation.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE KOLLMORGEN OFFER AND MERGER FAIL TO RECOGNIZE THE CURRENT VALUE OF PACIFIC SCIENTIFIC. YOUR BOARD CONCLUDED THAT THE INTERESTS OF PACIFIC SCIENTIFIC SHAREHOLDERS WOULD BE BEST SERVED BY PACIFIC SCIENTIFIC EXPLORING ALTERNATIVES TO MAXIMIZE SHAREHOLDER VALUE, AND PACIFIC SCIENTIFIC IS ACTIVELY ENGAGED IN THAT EFFORT.

     Under the terms of the Kollmorgen offer, Kollmorgen cannot accept for payment any shares before the later of 12:00 midnight, New York City time, on Wednesday, January 14, 1998 and the time all of the conditions to the offer have been satisfied or waived. Those conditions include, among others, an affirmative vote of Kollmorgen's own shareholders at a meeting not expected to be held until January 28, 1998. Accordingly, you need not take any action at this time to participate in the Kollmorgen offer which is likely to be extended well beyond the initial expiration date. In addition, any shares already tendered may be withdrawn at any time before the offer's expiration.

     If you have any questions or need any assistance in withdrawing your shares from the Kollmorgen offer please contact MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212) 929-5500 Collect. You may also check our website, www.pacsci.com, for further developments.

     Your Directors thank you for your continued support.

                                          On behalf of the Board of Directors
                                          Sincerely,

                                          /s/ LESTER HILL

                                          LESTER HILL
                                          Chairman and Chief Executive Officer